UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2009.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 23, 2009

Mizuho Financial Group, Inc.

By:	/s/ Tetsuji Kosaki
Name:	Tetsuji Kosaki
Title:	Deputy President - Executive Officer / CFO

April 23, 2009

Company name:		Mizuho Trust & Banking Co., Ltd. (“MHTB”)
Representative:	Name:	NONAKA, Takashi
	Title:	President & CEO
Stock code number:		8404 Tokyo Stock Exchange (First Section); Osaka Securities Exchange (First Section)

Parent company name:		Mizuho Financial Group, Inc. (“MHFG”)
Representative:	Name:	TSUKAMOTO, Takashi
	Title:	President & CEO
Stock code number:		8411 Tokyo Stock Exchange (First Section); Osaka Securities Exchange (First Section)

For Immediate Release

Revisions of Earnings Estimates for Fiscal 2008 (Fiscal Year ended March 31, 2009)

and Fiscal Year-end Dividend Estimates

MHTB hereby revises its earnings estimates (consolidated and non-consolidated) for the fiscal year ended March 31, 2009 and its fiscal year-end dividend estimates, as described below.

1. Revision of Earnings Estimates for Fiscal 2008 (April 1, 2008 to March 31, 2009)

				(Billions of yen, %)
	Consolidated			Non-Consolidated
	Ordinary Income	Ordinary Profits	Net Income	Ordinary Income	Ordinary Profits	Net Income
Previous Estimates (A) (*)	235.0	35.0	20.0	205.0	33.5	20.0
Revised Estimates (B)	230.0	-12.0	-30.0	200.0	-9.0	-28.0
Net Change (B-A)	-5.0	-47.0	-50.0	-5.0	-42.5	-48.0
Rate of Change (%)	-2.1%	—	—	-2.4%	—	—

*	Figures released on November 13, 2008

<Reasons for the Revision>

The earnings estimates both on a consolidated and non-consolidated basis for Fiscal 2008 are revised mainly based on the following reasons: i) net business profits (before credit-related costs for trust accounts and reversal of (provision for) general reserve for possible losses on loans) are expected to decrease, ii) credit-related costs are expected to increase, iii) net gains (losses) related to stocks are expected to worsen and iv) further decreases in deferred tax assets.

2. Revision of Dividend Estimates for Fiscal 2008

(1) Common Stock					(yen	)
	Cash Dividends per Share
(record date)	First Quarter-end	Second Quarter-end	Third Quarter-end	Fiscal year-end	Annual
Previous Estimates (*)	—	—	—	1.00	1.00
Revised Estimates	—	—	—	0.00	0.00
Fiscal 2008 (results)	—	0.00	—	—	—
Fiscal 2007 (results)	—	0.00	—	1.00	1.00

*	Figures released on November 13, 2008

(2) First Series Class 1 Preferred Stock	(yen)
	Cash Dividends per Share
(record date)	First Quarter-end	Second Quarter-end	Third Quarter-end	Fiscal year-end	Annual
Previous Estimates (*)	—	—	—	6.50	6.50
Revised Estimates	—	—	—	0.00	0.00
Fiscal 2008 (results)	—	0.00	—	—	—
Fiscal 2007 (results)	—	0.00	—	6.50	6.50

(3) Second Series Class 3 Preferred Stock	(yen)
	Cash Dividends per Share
(record date)	First Quarter-end	Second Quarter-end	Third Quarter-end	Fiscal year-end	Annual
Previous Estimates (*)	—	—	—	1.50	1.50
Revised Estimates	—	—	—	0.00	0.00
Fiscal 2008 (results)	—	0.00	—	—	—
Fiscal 2007 (results)	—	0.00	—	1.50	1.50

*	Figures released on November 13, 2008

<Reasons for the Revision>

Based on the revision of earnings estimates described in 1. above, the fiscal year-end dividend estimates of both common stock and preferred stocks are regrettably revised as shown in the above tables.

Contact: Mizuho Trust & Banking Co., Ltd. Corporate Planning Dept. Tel: 81-3-3274-9015

This immediate release contains forward-looking statements that are based on our current expectations, including estimates and forecasts, and are subject to significant risks and uncertainties. Actual results may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in overall economic conditions, changes in market rates of interest, declines in the value of equity securities or real estate, the deterioration of the quality of loans to certain borrowers and industry sectors, the effect of new legislation or government directives and fluctuations in foreign currency exchange rates. We disclaim any obligation to update or revise the forward-looking statements, except as may be required by the rules of the Tokyo Stock Exchange and any applicable laws and regulations.

This statement does not constitute an offer for sale or solicitation for investment or other similar activity in or outside of Japan.

(Reference Material)

Summary of Earnings Estimates for Fiscal 2008 (Non-consolidated)

(Billions of yen)

	Previous Estimates (November 2008) (A)	Revised Estimates (B)	Net Change (B)-(A)
Net Business Profits (*)	60.0	39.0	-21.0
Credit-related Costs	-15.0	-27.0	-12.0
Net Gains (Losses) related to Stocks	-5.5	-17.5	-12.0
Ordinary Profits	33.5	-9.0	-42.5
Income before Income Taxes		-11.0
Income Taxes (Deferred)		-17.0
Net Income	20.0	-28.0	-48.0

*	Net Business Profits before Credit-related Costs for Trust Accounts and Reversal of (Provision for) General Reserve for Possible Losses on Loans.

•

Net Business Profits are estimated to be approximately JPY 39.0 billion, a decrease of approximately JPY 21.0 billion compared with the previous estimate, mainly due to a decrease in gross profits from Trust & Asset Management Businesses.

•

Credit-related Costs are estimated to be approximately JPY -27.0 billion, a worsening of approximately JPY 12.0 billion compared with the previous estimate, mainly against the backdrop of a sharp economic downturn in Japan since the second half of Fiscal 2008.

•

Net Gains (Losses) related to Stocks are estimated to be a loss of approximately JPY 17.5 billion, a worsening of approximately JPY 12.0 billion compared with the previous estimate, mainly due to an increase in devaluation of stocks caused by large declines in stock prices since the second half of Fiscal 2008.

•	Based on the above and other factors, Ordinary Losses are estimated to be approximately JPY 9.0 billion, a worsening of approximately JPY 42.5 billion compared with the previous estimate.

•

Because we more conservatively estimate future profits to calculate deferred tax assets, we estimate deferred tax assets to decrease by approximately JPY 17.0 billion and record the same amount of income taxes (deferred). As a result, we estimate a Net Loss of approximately JPY 28.0 billion, a worsening of approximately JPY 48.0 billion compared with the previous estimate.